Exhibit 3.2

AMENDMENT TO AMENDED AND RESTATED BYLAWS

Section 2.11(a) of Tri-S Security Corporation’s Bylaws is hereby amended and restated in its entirety as follows:

Section 2.11(a): A shareholder may vote his or her shares in person or by proxy. For a shareholder to vote shares by proxy, a shareholder or his or her agent or attorney in fact shall appoint a proxy by executing a writing that authorizes another person or persons to vote or otherwise act for the shareholder by signing and dating an appointment form. An appointment of proxy is effective when the corporate agent authorized to tabulate votes receives an original or facsimile transmission of a signed appointment form. The appointment of a proxy is not valid for longer than eleven (11) months unless the appointment form expressly provides for a longer period. The corporate secretary shall file any appointment of proxy with the records of the meeting to which the appointment relates.